RMS



17017856

SEC Mail Processing Section
JUN 01 2017
Washington DC
408

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21592

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YY) AND ENDING 03/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMillion Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Green Valley Road, Suite 104
(No. and Street)

Greensboro (City) North Carolina (State) 27408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald C. McMillion (336)274-2491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Ave., Suite 350, Raleigh North Carolina 27612
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [XX] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

amb

OATH OR AFFIRMATION

I, Donald C. McMillion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMillion Securities, Inc., as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SHEILA R. BLAKE
NOTARY
PUBLIC
GUILFORD COUNTY, NC

Signature
Donald C. McMillion

President/CCO
Title

Notary Public
Sheila R. Blake (my commission expires Oct. 8, 2017)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCMILLION SECURITIES, INC.
(A Wholly-owned Subsidiary of McMillion Associates, Inc.)
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2017 AND 2016

	2017	2016
ASSETS		
Cash	$7,984	$8,139
Receivable from clearing agent	-	-
Receivable from parent	51,772	51,605
TOTAL ASSETS	$59,756	$59,744
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	-	-
SHAREHOLDER'S EQUITY:		
Common stock ($1 par value; 10,000 share authorized, 800 share issued and oustanding.)	800	800
Paid-in capital	39,350	39,350
Retained earnings	19,606	19,594
	59,756	59,744
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$59,756	$59,744

See accompanying notes to financial statements.

MCMILLION SECURITIES, INC.
(A Wholly-owned Subsidiary of McMillion Associates, Inc.)
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

	2017	2016
REVENUES:		
Commissions	$94,582	$129,875
Trading account and other	20,751	14,950
	115,333	144,825
LESS COMMISSION EXPENSE	52,407	66,604
NET REVENUES	62,926	78,221
EXPENSE ALLOCATIONS FROM PARENT	62,914	78,209
INCOME BEFORE INCOME TAXES	12	12
INCOME TAXES	-	-
NET INCOME	$12	$12

See accompanying notes to financial statements.

MCMILLION SECURITIES, INC.
(A Wholly-owned Subsidiary of McMillion Associates, Inc.)
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

	Common Stock				
	Number of Shares	Par Value	Paid-In Capital	Retained Earnings	Total
Balance March 31, 2015	800	$800	$39,350	$19,582	$59,732
Net income	-	-	-	12	12
Balance March 31, 2016	800	800	39,350	19,594	59,744
Net income	-	-	-	12	12
Balance March 31, 2017	800	$800	$39,350	$19,606	$59,756

See accompanying notes to financial statements.

MCMILLION SECURITIES, INC.
(A Wholly-owned Subsidiary of McMillion Associates, Inc.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$12	$12
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Receivable from parent	(167)	(8)
Other accounts receivable	-	-
Increase (decrease) in:		
Accounts payable	-	-
Total adjustments	(167)	(8)
Net cash provided (used) by operating activities	(155)	4
NET INCREASE (DECREASE) IN CASH	(155)	4
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	8,139	8,135
CASH AND CASH EQUIVALENTS, END OF YEAR	$7,984	$8,139

See accompanying notes to financial statements.

MCMILLION SECURITIES, INC.
(A Wholly-owned Subsidiary of McMillion Associates, Inc.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS AND BASIS OF ACCOUNTING

The Company, which is a wholly owned subsidiary of McMillion Associates, Inc., is a securities broker/dealer that is engaged in the general securities business and places orders through a national clearing agent on a fully disclosed basis. Commission revenues and expenses on orders placed through the clearing agent are recorded as of the trade date. The Company does not maintain an inventory of securities, carry customer or margin accounts, or hold securities on behalf of customers. The Company uses the accrual method of accounting.

ACCOUNTS RECEIVABLE AND BAD DEBTS

Accounts receivable are recorded at the amount expected to be received in cash and bad debts are accounted for under the reserve method. No reserve was required as of March 31, 2017 and 2016.

USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

2. RELATED PARTY TRANSACTIONS:

The Company has a cost sharing agreement with it's parent and accordingly pays substantially all of its income to the parent. In addition, excess funds have been advanced to the parent with no interest or repayment terms, such advances were $51,772 and $51,605 as of March 31, 2017 and 2016 respectively. It is the parent's intention to repay those advances as needed.

3. INCOME TAXES:

The results of the Company's operations are included in the consolidated federal income tax return of the parent. The federal income tax effects related to the Company's operations are absorbed by the parent.

The Company files separate state income tax returns and is responsible for the related taxes.

In management's opinion, there are no uncertain tax positions for the years ended March 31, 2017. The years currently open and subject to an IRS audit are 2015, 2016, and 2017.

MCMILLION SECURITIES, INC.
(A Wholly-owned Subsidiary of McMillion Associates, Inc.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

4. NET CAPITAL REQUIREMENTS:

As a security broker/dealer, the Company must comply with certain net capital requirements prescribed by the regulations of the Securities and Exchange Commission (SEC) (Rule 15c3-1), which can limit the scope of operations, including the payment of dividends. The Company's net capital, as defined in the regulations, was $7,984 in 2017 and $8,139 in 2016, as compared to the minimum requirement of $5,000.

5. EXEMPTION FROM SEC RULE 15c3-3:

The Company is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 because it does not carry customer accounts.

6. CONCENTRATION OF CREDIT RISK:

Concentration of credit risk arises principally for advances to parent.

7. CASH AND CASH EQUIVALENTS:

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts and other financial instruments with original maturities of less than three months.

8. SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2016, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is May 24, 2107, the date the financial statements were available to be issued.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
MCMILLION SECURITIES, INC. as of 03/31/17

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 59,756	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			59,756	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 59,756	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 51,772	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(51,772)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 7,984	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 7,984	3750

OMIT PENNIES

A) At March 31, 2017, the Company had no liabilities subordinated to claims of General Contractors.

B) No material differences exist between this report and the Part IIA filing of McMillion Securities, Inc. as of March 31, 2017.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
MCMILLION SECURITIES, INC. as of 03/31/17

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	2,984	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	1,984	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	0.00	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

MCMILLION SECURITIES, INC. as of 03/31/17

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

BB&T Securities,LLC SEC clearing # 8-67436 [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission .... ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ ______ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c) (2) (iv) Liabilities

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-8724

Report of Independent Registered Public Accounting Firm

The Members
McMillion Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) McMillion Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
May 24, 2017



McMillion Securities, Inc. (MSI)
FINRA CRD Number 7393
SEC Registration Number 8-21592

The Exemption Report: Paragraph (d)(4) of Rule 17a-5

Time Period Covered April 1, 2016/March 31, 2017

(Most Recent Fiscal Year)

1) McMillion Securities, Inc. to its best knowledge and belief, claims an exemption from SEC Rule 15c 3-3 as provided under the exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3.

2) McMillion Securities, Inc. to its best knowledge and belief, met those identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c-3-3 throughout the most recent fiscal year without exceptions.

McMillion Securities, Inc.

By: [signature] Date: May 1, 2017

Donald C. McMillion, President and CCO